UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 28, 2008	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Clarification Announcement Of China Eastern Airlines Corporation Limited

The Company and all the members of the Board of Directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility for any false representation, misleading statement or material omission herein contained.

China Eastern Airlines Corporation Limited (the “Company”) has received the Notice on the Execution of the Punishment Regarding the Flight Returns Incident of the Yunnan Branch of the Company Issued by the Civil Aviation Administration of China Southwest Bureau (the “Notice”). At the request of the Shanghai Stock Exchange, the Company hereby makes an announcement regarding the Notice.

The main content of the Notice is as follows:

“According to the punishment decisions made by the Civil Aviation Administration of China on 16 April regarding the flight returns incident of the Company and ‘Regulations of China Civil Aviation Domestic Routes Operation Permit’(CAAC Order No. 160), and based on its investigation, the Civil Aviation of China Southwest Bureau has made two specific decisions regarding the Company: 1) starting from 4 May 2008, the operation rights granted to the Company for the routes between Kunming and Banna and between Kunming and Dali shall be suspended and transferred temporarily to other airlines; and 2) from 26 April 2008, the number of the Company’s flights shall be reduced as follows: a decrease of 6 flights per day between Kunming and Lijiang, a decrease of 6 flights per day between Kunming and Zhongdian, a decrease of 2 flights per day between Kunming and Mangshi, a decrease of 2 flights per day between Kunming and Lincang, a decrease of 2 flights per day between Kunming and Simao and a decrease of 2 flights per day between Kunming and Wenshan. ”

In 2007, the revenues from the principal operations of the two suspended routes and those routes with reduced flights were RMB 260 million and RMB 400 million respectively, which in aggregate accounted for 1.52% of the audited revenues from principal operations for 2007. Based on the macro-economic conditions at home and abroad and the Company’s operating environment in 2007, it is predicted that the direct impact of the two suspended routes and those routes with reduced flights on the Company will be a reduction of RMB 187 million and RMB 218 million, respectively, in the revenues from principal operations for the coming eight months of 2008.

The current operations of the Company remain normal and the Company is making all efforts to re-allocate the capacity of the suspended routes and those routes with reduced flights to other routes. The Company will take this lesson regarding the incident seriously and actively implement the operating requirements of the relevant regulatory authorities. It will make an application to the relevant regulatory authorities for the early resumption of the operation rights for the affected flights and routes. Meanwhile, the Company will improve its profitability by reinforcing corporate governance, product enhancement and raising aircraft utilization rates and passenger occupancy rates. The Company is actively and reasonably rearranging transportation capacity to mitigate the losses of the Company due to the incident.

Shanghai Securities News is the newspaper designated by the Company for information disclosure. All the information required to be disclosed by the Company will be published in the newspaper. As such, investors and shareholders of the Company should exercise due caution when trading in the shares of the Company.

The Board of Directors
China Eastern Airlines Corporation Limited
April 28, 2008